SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Four Times Square

New York 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

April 27, 2012

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Re:	The Gabelli Dividend Growth Fund
(Securities Act File No. 333-80099;
Investment Company Act File No. 811-09377)
Post-Effective Amendment No. 19

Ladies and Gentlemen:

On behalf of The Gabelli Dividend Growth Fund (the “Fund”), we hereby transmit for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 19 (“Amendment No. 19”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”), which, pursuant to Section 310 of Regulation S-T, has been tagged by the Fund’s Sub-Administrator to indicate all changes from Post-Effective Amendment No. 18 to the Registration Statement that we filed on April 2, 2012 (“Amendment No. 18”), including responses to staff comments on Amendment No. 18, which was subject to a “limited review,” and other updates such as the Fund’s audited financial statements. The staff’s comments and our responses are described in detail in this letter.

Amendment No. 19 is scheduled to become automatically effective on April 27, 2012, coincident with the date we have requested for accelerated effectiveness of Amendment No. 18. In that regard, please note that the acceleration requests of both the Fund and its principal underwriter were filed on April 24, 2012 pursuant to Rule 461 and Rule 485(a)(3) under the Securities Act.

On April 11, 2012, we received the staff’s oral comments with respect to its limited review of disclosure in Amendment No. 18, and on April 18 through April 20 we had several communications with the staff primarily regarding the second comment discussed in this letter. The Fund has considered these comments and has authorized us to make the below responses and changes to Amendment No. 18 discussed in our follow up calls with the staff and described below. For ease of reference, we have included the staff’s comments in capitalized text below. Please note that although all page references cited below are to the Fund’s prospectus that pertains to the Class A, C and I shares and is included in Amendment No. 19 (the “Prospectus), we have also made conforming changes to the Fund’s prospectus pertaining to its Class AAA shares, as applicable.

Securities and Exchange Commission

April 27, 2012

COMMENT: IN THE LEAD-IN PARAGRAPH TO THE FEE TABLE APPEARING ON PAGE 2 OF THE PROSPECTUS, IN ADDITION TO THE SECTION HEADING CITED IN THE CROSS-REFERENCE, ADD THE PAGE NUMBER.

RESPONSE: We have added the corresponding page number.

COMMENT: UNDER THE FUND’S EXPENSE DEFERRAL AGREEMENT, DURING CALENDAR YEAR 2011 THE FUND REPAID THE INVESTMENT ADVISER FIVE BASIS POINTS WITH RESPECT TO FUND EXPENSES PREVIOUSLY PAID BY THE ADVISER. CONSEQUENTLY, PLEASE BREAK OUT THE “OTHER EXPENSES” LINE ITEM TO SHOW THE FIVE BASIS POINT REPAYMENT AND DESCRIBE THE TERMS OF THE REPAYMENT IN THE FOOTNOTE TO THE FEE TABLE THAT CURRENTLY DESCRIBES ONLY THE ADVISER’S FEE WAIVER AND REIMBURSEMENT OF FUND EXPENSES.

RESPONSE: We have made the requested changes to the Fee Table and the related footnote.

COMMENT: IN BOTH EXPENSE EXAMPLES ON PAGE 3, PLEASE RECOMPUTE THE CLASS A EXPENSES BECAUSE WE BELIEVE THAT THEY ARE OVERSTATED.

RESPONSE: The Class A numbers in both expense examples have been corrected.

COMMENT: THE FOURTH PARAGRAPH UNDER THE “PRINCIPAL INVESTMENT STRATEGIES” SECTION OF THE PROSPECTUS SUMMARY STATES THAT THE FUND MAY INVEST UP TO 40% OF ITS ASSETS IN EQUITY SECURITIES OF NON-U.S. ISSUERS. BECAUSE OF THIS CAPABILITY, DOES THE FUND INVEST IN EMERGING MARKETS AS A PRINCIPAL INVESTMENT STRATEGY? IF SO, PLEASE SPECIFICALLY SO STATE AND DISCLOSE THE SPECIFIC RISKS ASSOCIATED WITH EMERGING MARKET INVESTMENTS.

RESPONSE: Investing in emerging markets is not a principal investment strategy of the Fund.

COMMENT: CONFORM THE PAGE 10 DISCLOSURE UNDER “INDEX DESCRIPTIONS” REGARDING THE LIPPER LARGE CAP VALUE FUND AVERAGE TO THE FEE TABLE FOOTNOTE ON PAGE 5.

RESPONSE: We have revised the first sentence under the description of the Lipper Index by adding a parenthetical explanation of the relevancy of that index. The sentence now reads as follows:

“The Lipper Large Cap Value Fund Average reflects the average performance of mutual funds classified in this particular category (which corresponds to the Fund’s prior investment strategy in effect through calendar year 2011).”

COMMENT: BECAUSE THE FUND MAY INVEST IN SECURITIES THAT ARE PRIMARILY LISTED ON FOREIGN SECURITIES EXCHANGES, ADD THE DISCLOSURE REQUIRED BY FORM N-1A, ITEM 11(a)(3), INSTRUCTION 2.

Securities and Exchange Commission

April 27, 2012

RESPONSE: We have added the following new sentence to the end of the second paragraph under “Pricing of Fund Shares” in the Prospectus:

“Because the Fund may invest in foreign securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the NAV of each class of shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.”

If your staff has any questions or comments concerning this letter or Amendment No. 19, they should call me at (212) 735-2790.

Very truly yours

/S/ RICHARD T. PRINS
Richard T. Prins

Enclosures

cc:    Laura Hatch

(Securities and Exchange Commission)

Bruce Alpert

Agnes Mullady

Helen Robichaud